February 13, 2009

Via EDGAR and FedEx

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited Form 10-K for the Fiscal Year Ended June 30, 2008 (the “Annual Report”) Filed September 11, 2008 File No. 001-33628

Dear Mr. Schwall:

Set forth below are Energy XXI (Bermuda) Limited’s, a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2009.  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Form 10-K for the Fiscal Year Ended June 30. 2008

Cover Page

1.	We note that the Commission file number on your cover page is incorrect. The correct file number is 001-33628. Please correct this in your future filings and related correspondence.

Response: We acknowledge the Staff’s comment and we will use the correct file number of 001-33628 in all our future filings and related correspondence.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Business, page 1

2.	Explain what you mean by “value-added organic drilling.” It should be clear to the reader why you believe that this enhances your acquisitions.

Response:  In response to the Staff’s comment, we note that “organic” growth is a term commonly used in the oil and gas exploration and development business to reflect reserves and/or production volume growth achieved through exploitation drilling rather than through acquisition.  As a blank check company formed in 2005, we initially had no significant assets or oil and gas properties.  Since our formation, we have made three significant oil and gas acquisitions from: Marlin Energy Offshore, LLC in April 2006, affiliates of Castex Energy, Inc. in July 2006 and the Gulf of Mexico assets of Pogo Producing Company in June 2007.  While we originally relied exclusively on acquisitions and the follow-up exploitation of the acquired properties for our growth, our focus has gradually shifted toward a sizable exploration, or “organic” growth, in an effort to capture the full benefit of our acquisitions.  In response to the Staff’s comment we will clarify the use of the term “organic drilling” in future filings with the Commission. We would also propose to delete the term "value added" in any future filings as it is unnecessary to reflect the point.

3.
You indicate in the fourth paragraph that you “sought to maintain” your production at South Timablier. This suggests that there may be a difficulty in doing so.  Please explain. Also, it is not clear from the disclosure on page 13 whether you are the operator of that property. Please clarify and, if you are not the operator, explain how you are in a position to control the production at that location.

Response:  Like most other oil and gas fields in the Gulf of Mexico, the South Timbalier field experiences a relatively steep decline curve in production.  Thus, we have spent approximately $63 million net, or 25% of our capital budget during fiscal year 2008 to explore, develop, and maintain production against natural declines in production.  We own 100% of the working interest and are operator of the South Timbalier property.

Marketing and Customers, page 2

4.
We note that Shell Trading Company accounted for 62% of your total oil and gas revenues in fiscal year 2008. Please file all material contracts with Shell Trading Company as exhibits to your Form 10-K or tell us why you do not believe it is appropriate to do so.

Response:  In response to the Staff’s comment, we respectfully submit that filing the contracts is not necessary as we do not believe our agreements (the “Shell Agreements”) with Shell Trading (US) Company ("Shell") are material contracts. While we acknowledge that Shell accounted for 62% of our total oil and gas revenues in fiscal year 2008, we do not deem our business "substantially dependent" upon the Shell Agreements.  Rather, we believe that the Shell Agreements are entered into in the ordinary course of our business and are standard in the oil and gas exporation and production industry.  Moreover, the Shell Agreements (i) are subject to termination by either party with 30 days notice, (ii) contain sale prices based on a floating, rather than fixed, price for the purchase of oil or natural gas that is re-determined on a daily basis, and (iii) are made in the context of a liquid market for oil and natural gas in which any Shell Agreement that is terminated could be replaced by an agreement with another buyer with minimal business disruption to us.  Therefore, we respectfully submit that the Shell Agreements are not material contracts and do not need to be filed as exhibits to our Annual Report.

5.	Clarify the percentage of your production that is from fields that you operate.

Response:  In response to the Staff’s comment, we note that we operated 66% of our total production for the year ended June 30, 2008.

Southwest Speaks Field, page 14

6.	Indicate your interest in this field and whether you are the operator.

Response:  Crimson Exploration is the operator of the Southwest Speaks field.  Our working interest on wells in the Southwest Speaks field varies from 16.052% - 38.323% and our net revenue interest varies from 10.672% - 25.840%.

Reserves, page 17

7.
We note your disclosure of PV-10 in the table presented at the top of page 18.  PV-10 is a non-GAAP financial measure and therefore, should be accompanied by all disclosure required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure, which is the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69. Please revise your disclosures accordingly.

Response: In response to the Staff’s comments, please see Annex A hereto, which presents our reconciliation of PV-10 to GAAP.  We respectfully request that such a reconciliation be included in future filings with the Commission.

Capital Resources, page 32

8.
You have disclosed your calculation of the reserve replacement ratio as of June 30, 2008. In order to provide full and clear disclosure to investors regarding the basis for this ratio, please revise your disclosures to address the following items:

•
Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

Response: Annex B hereto presents our calculation of the reserve replacement ratio.  We intend to include a description of this disclosure in future filings with the Commission.

•	Identity the status of the proved reserves that have been added (e.g., proved developed versus proved undeveloped). We do not believe it is appropriate to calculate this ratio using:

º	non-proved reserve quantities, or

º	proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

Response:                                Please see the table labeled Estimated Net Quantities of Oil and Natural Gas Reserves in Note 22 of the Notes to Consolidated Financial Statements in the Annual Report.  In the line item “Extensions and discoveries” under Proved Reserves at June 30, 2007, we have added a total of 3,755 MBOE with 1,162 MBOE being proved developed and 2,593 MBOE being proved undeveloped.  In the line item “Purchases of minerals in place” under Proved Reserves at June 30, 2007, we have added a total of 1,651 MBOE with 1,201 MBOE being proved developed and 450 MBOE being proved undeveloped.  Under the line item “Revisions of previous estimates” under Proved Reserves at June 30, 2007, we have added a total of 70 MBOE with and addition of 803 MBOE that are proved developed and the subtraction of 733 MBOE of proved undeveloped reserves that were eliminated through the revision.

•	Identify the reasons why proved reserves were added.

º
The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

Response: We acknowledge the Staff’s comment.  Please see the table labeled  Estimated Net Quantities of Oil and Natural Gas Reserves in Note 22 of the Notes to Consolidated Financial Statements in the Annual Report. The line item “Extensions and discoveries” in the referenced table includes (i) newly drilled wells, which include development drilling and exploratory drilling, (ii) undrilled PUD’s that are generated from new drilling and offset wells in the same reservoir and (iii) previously unbooked reserves from new zones that have been put on line.

The line item “Purchase of minerals in place” in the table mentioned above includes the acquisition of additional interests in existing wells and the purchase of interests in new wells.

The line item “Revisions of previous estimates” in the table mentioned above includes positive and negative revisions made to estimates based on actual production performance.

We will continue to drill exploratory and development wells and both positive and negative revisions to previous estimates are expected to continue, as some wells will outperform their proved reserve booked to LKO (lowest know oil) or LKG (lowest known gas) and some wells may water out prematurely.

We will include this more detailed disclosure in discussions of reserve replacement ratio in future filings with the Commission.

•
Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

Response:  Performance may be affected by unexpected water production.  Most Gulf of Mexico reservoirs are combination drive mechanisms and the extent of the aquifer and its mobility are not known.  Specific uncertainties are related to mechanical downtime due to problems with tubing, casing, compressor failure or gravel pack issues.  Additionally, there may be uncertainty from weather related downtime caused by tropical storms and hurricanes in the Gulf of Mexico.

•
Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

Response:  In response to the Staff’s comment, we note that all of the additions are located on the Gulf of Mexico shelf or onshore near the Gulf of Mexico.  Wells that are drilled are put on line quickly, usually within three to six months.

•	Disclose how management uses this measure.

Response: In response to the Staff’s comment, we note that the reserve replacement ratio is a metric used to determine how successful a company is in replacing production.  If production is not replaced the reserve replacement ratio will decline and the overall projected value of such a company will be decreased.

•	Disclose the limitations of this measure.

Response: We acknowledge the Staff’s comment.  Proved reserves are used in the ratio, but there are probable and possible reserves that may become proved over time.  The reserve replacement ratio may be conservative as wells may out-perform the current calculation of proved reserves or new amounts of reserves become proved.

9.
In this regard, address whether the 57% replacement ratio constitutes a trend which you anticipate will continue. As part of this discussion, indicate the replacement ratio for the two prior fiscal years.

Response:  We acknowledge the Staff’s comment.  For our fiscal year ending June 30, 2009, we estimate that the replacement ratio will be 61% for the six months ended December 31, 2008 with six months remaining.  For the year ended June 30, 2007, our replacement ratio was 625%. For the period from inception (25 July 2005) to June 30, 2006, our replacement ratio was 2,973%.  It is difficult to project a trend with respect to the replacement ratio with any accuracy as the data used to determine the ratio may vary depending upon acquisitions, production activities and other variable factors.

Financial Statements

Note 8 — Derivative Financial Instruments, page 57

10.
We note the table presented on page 59 detailing the changes in accumulated other comprehensive income attributed to hedging activities. Please revise your disclosure as appropriate to include the amounts reclassified to the income statement throughout the periods presented as required by paragraph 47 of SFAS 133.

Response:  We acknowledge the Staff’s comment.  Annex C hereto shows how we reconcile the changes in accumulated other comprehensive income, which we will include in future filings with the Commission.

11.	On a similar matter, please expand your disclosure to provide the amounts expected to be reclassified within the next 12 months as required by paragraph 45(b)(2) of SFAS133.

Response:  The amounts expected to be reclassified to income in the next twelve months are a $161.2 million loss on our commodity hedges and a $1.2 million loss on our interest rate hedge.  We will include this expanded disclosure in future filings with the Commission.

Definitive Proxy Statement on Schedule 14A

Information About Executive Officers, page 23

12.
Provide for Messrs. Menown and Nelson a complete five year business history that identifies all positions held during the period and specifies when such positions were held, as required under Item 401(e) of Regulation S-K.

Response:  We acknowledge the Staff’s comment.  We will include the following additional biographical information regarding Messrs. Menown and Nelson where required by Item 401(e) of Regulation S-K in future filings with the Commission and respectfully request such information be included in this year's proxy statement.

Mr. Menown has served with the Company since August 2006.  For the first seven months of 2006, Mr. Menown worked as an independent consultant in the energy industry.  Prior to that time (March 2002 until December 2005) Mr. Menown was employed by Quanta Services, Inc., serving as Chief Financial Officer of two of its subsidiaries.

From April 1999 until joining us in April 2006, Mr. Nelson was employed by Ocean Energy (which was acquired by Devon Energy in May 2003), serving as U.S. Onshore Well Work Superintendent from April 1999 until April 2000 and then as Production and Engineering Manager for U.S. Onshore for the remainder of his tenure there.

Compensation Program and Philosophy, page 25

13.	Please disclose whether the Remuneration Committee provides any instructions to Cogent Compensation Partners regarding the performance of its outside consultant services.

Response:  In response to the Staff’s comment, we note that the Remuneration Committee generally outlines the scope of services that it desires Cogent Compensation Partners (“Cogent”) should provide for the Company, including reviewing and analyzing our data, our peer group composition and any relevant information and to report to the Remuneration Committee on all aspects of our compensation and make compensation recommendations.  Cogent reports directly to the Remuneration Committee.  However, the Remuneration Committee does not specifically direct Cogent on performing the scope of services it provides to the Company.  We will include this disclosure in any discussion of the Remuneration Committee in future filings with the Commission.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Enclosures	Very truly yours, VINSON & ELKINS LLP By: /s/ Vinson & Elkins LLP

Cc:	Shannon Buskirk, Securities and Exchange Commission Kim Calder, Securities and Exchange Commission David West Griffin, Energy XXI (Bermuda) Limited

ANNEX A

Reconciliation of PV-10 to GAAP.

	June 30, 2008
	Proved Developed Producing	Proved Developed Non-Producing	Total Proved Developed	Proved Undeveloped	Total Proved Reserves

PV-10 (In Thousands) (1)	$1,625,209	$678,426	$2,303,635	$997,794	$3,301,429

Income taxes					1,036,581
10 percent discount					(244,851)
Discounted income taxes					791,730
Standardized measure of future net discounted cash flows					$2,509,699

(1)
PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of June 30, 2008) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes.

ANNEX B

Type of Addition:	MBOE
Extensions and discoveries	3,755
Revisions of previous estimates	70
Purchases of minerals in place	1,651
Total Additions	5,476
Production	(9,578)

Reserve Ratio (Total Additions/Production)                                                                                                                                57%

ANNEX C

The following table reconciles the changes in accumulated other comprehensive income (loss) (in thousands):

	Year Ended June 30,
	2008	2007

Balance at beginning of year	$2,764	$(4,552)
Hedging activities:
Commodity
Change in fair value (loss)	(279,380)	4,963
Reclassified to income	(6,663)	2,820
Interest rate
Change in fair value (loss)	(1,841)	(662)
Reclassified to income	110	195
Balance at end of year	$(285,010)	$2,764